Free Writing Prospectus
Filed pursuant to Rule 433
Relating to the
Preliminary Prospectuses dated July 16, 2018
Registration Nos. 333-226187 and 333-226237
Pricing Term Sheet
dated as of July 18, 2018
Redfin Corporation
Concurrent Offerings of
4,205,510 Shares of Common Stock, par value $0.001 per Share
(the “ Common Stock Offering”)
and
$125,000,000 Aggregate Principal Amount of 1.75% Convertible Senior Notes due 2023
(the “Convertible Notes Offering”)
The information in this pricing term sheet relates only to the Common Stock Offering and the Convertible Notes Offering (together, the “Offerings”) and should be read together with (i) the preliminary prospectus dated July 16, 2018 relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus”), including the documents incorporated by reference therein and (ii) the preliminary prospectus dated July 16, 2018 relating to the Convertible Notes Offering (the “Convertible Notes Preliminary Prospectus” and, together with the Common Stock Preliminary Prospectus, the “Preliminary Prospectuses”), including the documents incorporated by reference therein. The Preliminary Prospectuses were included in the Registration Statement on Form S-1 (File No. 333-226187), which may be accessed through the following link:
https://www.sec.gov/Archives/edgar/data/1382821/000162828018009245/redfins-1.htm

Neither the Common Stock Offering nor the Convertible Notes Offering is contingent on the completion of the other Offering. The information in this pricing term sheet supersedes the information in the Common Stock Preliminary Prospectus and the Convertible Notes Preliminary Prospectus to the extent inconsistent with the information therein. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Common Stock Preliminary Prospectus or the Convertible Notes Preliminary Prospectus, as the case may be.

Issuer:	Redfin Corporation

Ticker / Exchange for Common Stock:	RDFN / The Nasdaq Global Select Market

Pricing Date:	July 18, 2018

Trade Date:	July 19, 2018

Settlement Date:	July 23, 2018

Total Transaction Size:
Approximately $223.8 million in gross proceeds from the Common Stock Offering and Convertible Notes Offering (or approximately $257.4 million if the underwriters’ option to purchase additional shares of common stock and over-allotment option for additional Notes are both exercised in full). The Common Stock Offering and the Convertible Notes Offering are not cross-conditional.

Common Stock Offering

Shares Offered:	4,205,510 shares

Option to Purchase Additional Shares of Common Stock:	630,826 shares

Common Stock Outstanding after the Common Stock Offering:	86,878,102 shares (or 87,508,928 shares, if the underwriters exercise their option to purchase additional shares in full) based on 82,672,592 shares of common stock outstanding as of March 31, 2018

The Nasdaq Global Select Market Last Reported Sale Price of Common Stock on July 18, 2018:	$24.00 per share

Public Offering Price:	$23.50 per share of common stock

Underwriting Discount:
$1.175 per share of common stock

Approximately $4.9 million in the aggregate (or approximately $5.7 million in the aggregate if the underwriters exercise their option to purchase additional shares in full)

Use of Proceeds:
The Issuer estimates that the net proceeds from the sale of shares of common stock in the Common Stock Offering will be approximately $93.4 million (or approximately $107.5 million if the underwriters exercise their option to purchase additional shares in full), after deducting the underwriting discount and estimated offering expenses.

The Issuer intends to use the net proceeds that it receives from the Common Stock Offering and the Convertible Note Offering for working capital and other general corporate purposes, including technology and development and marketing activities, general and administrative matters, and capital expenditures. The Issuer may also use a portion of the net proceeds to invest in or acquire third-party businesses, products, services, technologies, or other assets. See “Use of Proceeds” in the Common Stock Preliminary Prospectus.

Book-Running Managers:	Goldman Sachs & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated RBC Capital Markets, LLC Allen & Company LLC

Co-Manager:	Oppenheimer & Co. Inc.

Convertible Notes Offering

Notes:	1.75% Convertible Senior Notes due 2023 (the “Notes”)

Aggregate Principal Amount of Notes Offered:	$125,000,000 (or $143,750,000 if the underwriters exercise their over-allotment option in full)

Issue Price:	100%

Maturity:	July 15, 2023, unless earlier repurchased, redeemed or converted

Interest Rate:	1.75% per annum from July 23, 2018

Interest Payment Dates:	January 15 and July 15, beginning January 15, 2019

Regular Record Dates:	January 1 and July 1, immediately preceding the relevant January 15 or July 15 Interest Payment Date, as the case may be

Conversion Premium:	Approximately 30% above the Public Offering Price in the Common Stock Offering

Initial Conversion Rate:	32.7332 shares of common stock per $1,000 principal amount of Notes

Initial Conversion Price:	Approximately $30.55 per share of common stock

Underwriting Discount:	$30.00 per $1,000 principal amount of Notes Approximately $3.8 million in the aggregate (or $4.3 million in the aggregate if the underwriters exercise their over-allotment option in full)

Optional Redemption:
The Issuer may not redeem the Notes prior to July 20, 2021. The Issuer may redeem for cash all or part of the Notes, at its option, on or after July 20, 2021 if the last reported sale price of the common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Issuer provides notice of redemption and at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No “sinking fund” is provided for the Notes, which means that the Issuer is not required to redeem or retire the Notes periodically.

The Issuer will give notice of any redemption not less than 50 nor more than 60 scheduled trading days before the redemption date (provided that any redemption notice date must be at least one calendar day prior to the first scheduled trading day of any relevant observation period) by mail or electronic delivery to the trustee, the paying agent and each holder of Notes. See “Description of Notes—Optional Redemption” in the Convertible Notes Preliminary Prospectus.

With respect to any Notes that are converted during a redemption period as described under “Description of Notes—Conversion Rights—General” in the Convertible Notes Preliminary Prospectus, the Issuer will, under certain circumstances, increase the conversion rate for the Notes so surrendered for conversion by a number of additional shares as described under “Description of Notes—Conversion Rights—Increase in Conversion Rate upon Conversion upon a Make-Whole Fundamental Change or during a Redemption Period” in the Convertible Notes Preliminary Prospectus.

Use of Proceeds:
The Issuer estimates that the net proceeds from the Convertible Notes Offering will be approximately $120.8 million (or approximately $139.0 million if the underwriters exercise their over-allotment option in full), after deducting the underwriting discount and estimated offering expenses payable by the Issuer.

The Issuer intends to use the net proceeds from the Convertible Notes Offering and the Common Stock Offering, if completed, for working capital and other general corporate purposes, including technology development and marketing activities, general and administrative matters, and capital expenditures. The Issuer may also use a portion of the net proceeds to invest in or acquire third-party businesses, products, services, technologies or other assets. See “Use of Proceeds” in the Convertible Notes Preliminary Prospectus.

Increase in Conversion Rate upon Conversion upon a Make-Whole Fundamental Change or During a Redemption Period:
If the effective date of a make-whole fundamental change occurs prior to the maturity date of the Notes and a holder elects to convert its Notes in connection with such make-whole fundamental change or if the Issuer issues a notice of redemption as set forth in “Description of Notes—Optional Redemption” in the Convertible Notes Preliminary Prospectus and a holder elects to convert Notes during the related redemption period, the following table sets forth the number of additional shares of common stock by which the conversion rate will be increased per $1,000 principal amount of Notes for each stock price and effective date or redemption notice date, as applicable, set forth below:

	Stock Price
Effective Date/ Redemption Notice Date	$23.50	$25.00	$27.50	$30.55	$35.00	$39.72	$45.00	$50.00	$60.00	$80.00	$100.00	$120.00
July 23, 2018	9.8199	8.8848	7.3291	5.8802	4.3686	3.2701	2.4244	1.8612	1.1402	0.4544	0.1560	0.0095
July 15, 2019	9.8199	8.8268	7.1600	5.6298	4.0657	2.9592	2.1322	1.5978	0.9397	0.3535	0.1162	0.0066
July 15, 2020	9.8199	8.7188	6.9073	5.2746	3.6520	2.5483	1.7591	1.2716	0.7057	0.2460	0.0761	0.0036
July 15, 2021	9.8199	8.4412	6.4360	4.6789	3.0123	1.9527	1.2527	0.8542	0.4360	0.1399	0.0399	0.0012
July 15, 2022	9.8199	7.8696	5.5418	3.6072	1.9569	1.0705	0.5898	0.3644	0.1712	0.0554	0.0145	0.0002
July 15, 2023	9.8199	7.2668	3.6305	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates or redemption notice dates may not be set forth in the table above, in which case:

•    If the stock price is between two stock prices in the table or the effective date or redemption notice date, as the case may be, is between two effective dates or redemption notice dates, as applicable, in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates or redemption notice dates, as applicable, based on a 365-day year;

•    If the stock price is greater than $120.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; and

•    If the stock price is less than $23.50 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 42.5531 shares of common stock, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rate Adjustments” in the Convertible Notes Preliminary Prospectus.

CUSIP Number / ISIN:	75737F AA6 / US75737FAA66

Book-Running Managers:	Goldman Sachs & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated RBC Capital Markets, LLC

The Issuer has filed a registration statement (including preliminary prospectuses for the Offerings) with the U.S. Securities and Exchange Commission (the “SEC”) for the Offerings to which this communication relates. Before you invest, you should read the Convertible Notes Preliminary Prospectus or the Common Stock Preliminary Prospectus, as the case may be, and the other documents the Issuer has filed with the SEC that are incorporated by reference into the Convertible Notes Preliminary Prospectus or the Common Stock Preliminary Prospectus for more complete information about the Issuer, the Convertible Notes Offering and the Common Stock Offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, or by telephone at (866) 471-2526, or by facsimile at (212) 902-9316.
This communication should be read in conjunction with the Convertible Notes Preliminary Prospectus or the Common Stock Preliminary Prospectus, as the case may be. The information in this communication supersedes the information in the Convertible Notes Preliminary Prospectus and the Common Stock Preliminary Prospectus, as the case may be, to the extent it is inconsistent with the information in such Preliminary Prospectus.
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